EXHIBIT 21

Subsidiaries of the Registrant

Name of Subsidiaries	Jurisdiction of Incorporation

Ambrell Corporation	Delaware
inTEST Silicon Valley Corporation	Delaware
Temptronic Corporation (a)	Delaware
Ambrell B.V.	Netherlands
Ambrell Limited	U.K.
inTEST PTE, Ltd.	Singapore
inTEST Thermal Solutions GmbH	Germany

(a) Doing business as inTEST Thermal Solutions Corp.